As filed with the Securities and Exchange Commission on February 26, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 4
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

NATIONAL INTERSTATE CORPORATION
Name of Subject Company (issuer))

GREAT AMERICAN INSURANCE COMPANY
(offeror)
a wholly owned subsidiary of
AMERICAN FINANCIAL GROUP, INC.
Names of Filing Persons (other person(s))

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

63654U100
(CUSIP Number of Class of Securities)

Mark A. Weiss
Assistant General Counsel
American Financial Group, Inc.
301 East Fourth Street, 27th Floor
Cincinnati, Ohio 45202
Telephone: (513) 579-2520

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
F. Mark Reuter
Keating Muething & Klekamp PLL
1 East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
Telephone: (513) 579-6469

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$285,637,980.00	$36,970.18

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of National Interstate Corporation, an Ohio corporation, other than Shares owned by American Financial Group, Inc. (“AFG”) and its subsidiaries, at a purchase price of $30.00 per Share, net to the seller in cash. As of October 30, 2013, there were 19,721,266 Shares outstanding, of which 10,200,000 Shares are owned by subsidiaries of AFG. As a result, this calculation assumes the purchase of 9,521,266 Shares.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by $0.0001288.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid: $36,970.18	Form or Registration No.: Schedule TO
Filing Party: American Financial Group, Inc.	Date filed: February 18, 2014

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☑	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☑	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer

INTRODUCTION

This Amendment No. 4 amends and supplements the Tender Offer Statement filed on Schedule TO (this “Schedule TO”) which relates to the tender offer by Great American Insurance Company (“Purchaser”), an Ohio corporation and a wholly-owned subsidiary of American Financial Group, Inc., an Ohio corporation (“AFG”) to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of National Interstate Corporation, an Ohio corporation (“National Interstate”), other than Shares owned by Purchaser, at a purchase price of $30.00 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated February 21, 2014 (as may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached to this Schedule TO as Exhibit (a)(1)(vii), and the related Amended and Restated Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached to this Schedule TO as Exhibit (a)(1)(viii) (which, as amended or supplemented from time to time, together constitute the “Offer”).

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein. For reference, the Offer to Purchase is amended and restated as follows:

Item 11. Additional Information.

Section (a)(5) of Item 11 of the Schedule TO is hereby amended and supplemented to include the following:

The first bulleted paragraph on page 14 is hereby amended and replaced with the following: “a tender offer followed by a second step merger is a means for a majority shareholder to acquire all shares of a subsidiary;”

The following paragraph replaces the first full paragraph on page 10 under “Special Factors—1. Background” and the third full paragraph on page 42 under “The Offer—Section 13. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase”:

“On February 11, 2014, a putative shareholder derivative and class action lawsuit captioned Robert Bernatchez vs. American Financial Group, Inc., et al., No. A-1400806 was filed by a purported stockholder of National Interstate in the Court of Common Pleas of Hamilton County, Ohio (the “Bernatchez Action”). The complaint filed in the Bernatchez Action names AFG and Purchaser as defendants and National Interstate as nominal defendant. The complaint alleges that the Offer is coercive because AFG and Purchaser could cash out the National Interstate shareholders who do not tender their shares in the Offer at a lower price than the Offer Price and because there is a limited amount of time for National Interstate’s shareholders to make a decision with respect to the Offer. The complaint also alleges that the process undertaken by National Interstate’s board of directors involved conflicts of interest and that the Offer Price is unfair to National Interstate’s shareholders. The complaint seeks compensatory and rescissory damages and unspecified injunctive relief. On February 23, 2014, the plaintiff in the Bernatchez Action filed an amended complaint naming the following directors of National Interstate as individual defendants and asserting breach of fiduciary duty claims again them: Joseph E. (Jeff) Consolino; Gary J. Gruber; Keith A Jensen; Donald D. Larson; David W. Michelson; and Vito C. Peraino. The amended complaint also alleges that the Schedule 14D-9 filed by National Interstate on February 19, 2014 failed to disclose certain material information regarding the offer. AFG and Purchaser have reviewed the allegations contained in the complaint filed in the Bernatchez Action and believe they are without merit. On February 25, 2014, the plaintiff in the Bernatchez Action filed a memorandum of law in support of motion for temporary restraining order and preliminary injunction (the “Bernatchez TRO”) petitioning the court for a temporary restraining order and preliminary injunction prohibiting the defendants in the Bernatchez Action from taking any steps toward consummation of the Offer. A hearing on the Bernatchex TRO has been scheduled for Thursday, February 27, 2014. AFG and Purchaser intend to defend the Bernatchez Action vigorously.”

Section (c) of Item 11 of the Schedule TO is hereby amended and supplemented to include the following:

“On February 25, 2014, T. Rowe Price Associates, Inc. filed a Schedule 14D-9 regarding the Offer.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2014

AMERICAN FINANCIAL GROUP, INC.

By:	/s/ Karl J. Grafe
Name: Karl J. Grafe
Title: Vice President

GREAT AMERICAN INSURANCE COMPANY

By:	/s/ Stephen C. Beraha
Name: Stephen C. Beraha
Title: Assistant Vice President, Assistant General Counsel and Assistant Secretary